UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER 1-12001

401(K) SAVINGS ACCOUNT PLAN FOR EMPLOYEES
OF THE WASHINGTON PLATE PLANT
(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule

401(k) Savings Account Plan for Employees of the Washington Plate Plant
Years Ended December 31, 2005 and 2004
With Report of Independent Registered Public Accounting Firm

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Account Plan for Employees of the Washington Plate Plant as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 23, 2006
Pittsburgh, Pennsylvania

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Investments:
Interest in Allegheny Master Trust	$3,681,011	$2,935,838
Interest in registered investment companies	1,546,933	1,188,595
Corporate common stocks	187,616	120,377
Participant loans	125,731	114,167
Interest in common collective trusts	114	153

Total investments	5,541,405	4,359,130

Employer contribution receivable	11,703	10,476
Employee contributions receivable	22,148	14,256
Other receivables	271	—

Net assets available for benefits	$5,575,527	$4,383,862

See accompanying notes.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2005	2004

Contributions:
Employer	$281,420	$266,915
Employee	761,827	537,312

Total contributions	1,043,247	804,227

Investment income:
Net gain from interest in Allegheny Master Trust	177,556	173,221
Net gain from interest in registered investment companies	119,613	146,948
Net realized/unrealized gain on corporate common stocks	78,068	43,766
Interest income	6,341	3,913
Dividend income	1,490	1,262
Net gain from interest in common collective trusts	12	5
Other income	271	—

Total investment income	383,351	369,115

	1,426,598	1,173,342

Distributions to participants	(234,930)	(438,885)
Fees	(3)	—

	(234,933)	(438,885)

Net increase in net assets available for benefits	1,191,665	734,457
Net assets available for benefits at beginning of year	4,383,862	3,649,405

Net assets available for benefits at end of year	$5,575,527	$4,383,862

See accompanying notes.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements
December 31, 2005
1. Significant Accounting Policies
Investments are valued as follows:
Bank and insurance investment contracts are included in the financial statements at contract value, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because they are fully benefit responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Although it is management’s intention to hold the investment contracts in the Standish Fixed Income Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
All other investments are stated at their net asset value, based on the quoted market prices of the securities held in such funds on applicable exchanges.
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
2. Description of the Plan
The 401(k) Savings Account Plan for Employees of the Washington Plate Plant (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to encourage thrift and to assist represented employees of the Washington Plate facility of Allegheny Ludlum Corporation (the Company) in accumulating a fund to supplement retirement income by allowing eligible employees to make tax-deferred contributions to the Plan. Allegheny Ludlum Corporation is a wholly owned subsidiary of Allegheny Technologies Incorporated (ATI, the Plan Sponsor). The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. In addition, the employee’s annual pretax profit sharing award and pretax Longevity Incentive Payment Plan award may be contributed at the employee’s discretion. The Company contributes $0.50 for each hour worked per eligible represented employee. Unless otherwise specified by the participant, employer contributions are made to the Standish Fixed Income Fund. Such contributions are made only from current income or accumulated earnings of the Company. The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mellon Bank, N.A., for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Participants are fully vested in their entire participant account.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents, summary plan description, and related contracts. These documents are available from the Plan Sponsor.
3. Investments
The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2005	2004

Standish Fixed Income Fund	$2,659,604	$1,961,544
T. Rowe Price Structured Research Common Trust Fund	525,076	550,810
Alliance Capital Growth Pool	496,331	423,484
Oakmark Balanced Fund	435,765	385,103
Dreyfus Emerging Leaders Fund	399,450	339,800

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
3. Investments (continued)
Certain of the Plan’s investments are in the Allegheny Master Trust, which has three separately managed institutional investment accounts; the T. Rowe Price Structured Research Common Trust Fund (formerly the ATI Disciplined Stock Fund), the Alliance Capital Growth Pool, and the Standish Fixed Income Fund, which were valued on a unitized basis (collectively, the “Allegheny Master Trust”). In May, 2005, Dreyfus was terminated as the manager of the ATI Disciplined Stock Fund and T. Rowe Price Associates, Inc. (“T. Rowe Price”) was appointed. At that time all holdings in the institutional investment account managed by Dreyfus were moved to the institutional investment account managed by T. Rowe Price. T. Rowe Price administered the transition of the holdings by transferring securities in kind to the T. Rowe Price Structured Research Common Trust Fund. Trust investments formerly in the ATI Disciplined Stock Fund are reported as T. Rowe Price Structured Research Common Trust Fund investments for all periods presented.
The Allegheny Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan has an undivided interest in the Allegheny Master Trust. At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Alliance Capital Growth Pool, the Standish Fixed Income Fund, and the T. Rowe Price Structured Research Common Trust Fund was as follows:

	2005	2004

Alliance Capital Growth Pool	1.25%	1.11%
Standish Fixed Income Fund	1.25	0.99
T. Rowe Price Structured Research Common Trust Fund	0.79	0.74
Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Allegheny Master Trust.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
3. Investments (continued)
The composition of the net assets of the Standish Fixed Income Fund at December 31, 2005 and 2004, was as follows:

	2005	2004

Guaranteed investment contracts:
Canada Life	$—	$1,371,538
GE Life and Annuity	5,423,371	8,735,242
Hartford Life Insurance Company	3,957,897	8,250,446
John Hancock Life Insurance Company	3,007,848	4,670,166
Monumental Life Insurance Company	1,017,237	1,017,190
New York Life Insurance Company	4,678,585	6,769,166
Ohio National Life	1,994,712	2,687,551
Pacific Mutual Life Insurance Company	—	5,061,507
Principal Life	1,302,255	1,243,795
Pruco Pace Credit Enhanced	3,699,594	7,132,148
Security Life of Denver	1,511,089	5,972,064
United of Omaha	1,415,656	2,929,738

	28,008,244	55,840,551

Synthetic guaranteed investment contracts:
State Street Bank	15,346,138	—
MDA Monumental BGI Wrap	44,677,978	36,520,489
Bank of America	33,678,591	33,366,628
Rabobank	41,850,313	37,879,291
Union Bank of Switzerland	36,377,616	25,166,696

	171,930,636	132,933,104

Interest in common collective trusts	12,085,541	9,386,961
Other	746,684	670,702

Total net assets	$212,771,105	$198,831,318

The Standish Fixed Income Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Allegheny Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs) with fair values of $169,324,880 and $134,332,201 at December 31, 2005 and 2004, respectively.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
3. Investments (continued)
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2005 and 2004, the interest crediting rates for GICs and Fixed Maturity SICs ranged from 4.15% to 7.08% and 3.87% to 8.05%, respectively.
For the years ended December 31, 2005 and 2004, the average annual yield for the investment contracts in the Fund was 4.59% and 4.89%, respectively. Fair value of the GICs was estimated by discounting the weighted average of the Fund’s cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value for the SICs was estimated based on the fair value of each contract’s supporting assets at December 31, 2005 and 2004.
The composition of net assets of the Alliance Capital Growth Pool at December 31, 2005 and 2004, was as follows:

	2005	2004

Investment in pooled separate accounts:
Alliance Equity Fund S.A. #4	$39,779,750	$38,135,320
Operating payables	(11,734)	(11,230)

Total net assets	$39,768,016	$38,124,090

The composition of net assets of the T. Rowe Price Structured Research Common Trust Fund at December 31, 2005 and 2004, was as follows:

	2005	2004

Interest in common collective trusts	$66,391,950	$71,478
Corporate common stocks	—	72,955,300
Receivables	—	1,085,015
Payables	(126,421)	(97,126)

Total net assets	$66,265,529	$74,014,667

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
3. Investments (continued)
The composition of the changes in net assets of the Allegheny Master Trust is as follows:

					T. Rowe Price Structured
	Standish Fixed Income Fund		Alliance Capital Growth Pool		Research Common Trust Fund
	Years Ended December 31
	2005	2004	2005	2004	2005	2004

Investment income (loss):
Interest income	$9,077,315	$9,236,594	$—	$—	$—	$—
Net realized/unrealized gain (loss) on corporate common stocks	(543)	(1,358)	(1)		(1,585,846)	4,352,382
Dividends	—	—	—	—	427,913	1,368,881
Net loss, registered investment companies	(7,739)	—	—	—	—	—
Net gain, pooled separate accounts	—	—	4,438,949	5,432,718	—	—
Net gain, common collective trusts	443,616	122,717	—	—	4,781,495	8,488
Administrative expenses	(254,334)	(240,688)	(129,310)	(128,988)	(461,975)	(551,752)
Transfers	4,681,472	(1,892,602)	(2,665,712)	(2,835,451)	(10,910,725)	(9,000,958)

Net increase (decrease)	13,939,787	7,224,663	1,643,926	2,468,279	(7,749,138)	(3,822,959)
Total net assets at beginning of year	198,831,318	191,606,655	38,124,090	35,655,811	74,014,667	77,837,626

Total net assets at end of year	$212,771,105	$198,831,318	$39,768,016	$38,124,090	$66,265,529	$74,014,667

Interest, realized and unrealized gains and losses, and management fees from the Allegheny Master Trust are included in the net gain from interest in Allegheny Master Trust on the statements of changes in net assets available for benefits.
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 12, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
Notes to Financial Statements (continued)
5. Parties-in-Interest
Dreyfus Corporation is the manager of the Dreyfus Mutual Funds that are offered as investment options under this Plan. Dreyfus Service Corporation is the funds’ distributor. Dreyfus Corporation and Dreyfus Service Corporation are both wholly owned subsidiaries of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Bank, N.A., the trustee for this Plan. T. Rowe Price Associates, Inc. is the manager of the T. Rowe Price Structured Research Common Trust Fund. Therefore, transactions with these entities qualify as party-in-interest transactions.
6. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

401(k) Savings Account Plan for Employees
of the Washington Plate Plant
EIN: 25-1792394       Plan Number: 020
Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)
December 31, 2005

Description	Units/Shares	Current Value

Registered Investment Companies
Dreyfus Emerging Leaders Fund*	9,646.2240	$399,450
Dreyfus International Value Fund*	4,582.1420	85,182
Dreyfus Bond Market Index*	5,073.3950	51,089
Dreyfus Appreciation Fund*	520.9800	20,709
Oakmark Balanced Fund	17,444.5390	435,765
Hartford Midcap Funds	3,449.7150	99,110
MFS Value Fund	1,415.1110	32,760
Morgan Stanley Small Growth Fund	3,710.2630	47,788
PIMCO Funds—NFJ	4,933.4280	142,675
PIMCO Funds—Total	1,963.1010	20,613
Lord, Abbett Midcap Funds	5,644.6610	126,497
Artisan Funds	1,935.0280	59,831
Jennison Growth Fund	1,572.8380	25,464

Total registered investment companies		$1,546,933

Corporate Common Stocks
Allegheny Technologies Incorporated*	5,200.0000	$187,616

Participant loans* (5.0% to 7.75%, with maturities through 2010)		$125,731

Common Collective Trusts
Dreyfus Short-Term Investment Fund*	114.3600	$114

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED
401(K) SAVINGS ACCOUNT FOR EMPLOYEES
OF THE WASHINGTON PLATE PLANT

	By:	Richard J. Harshman
Date: June 26, 2006		Richard J. Harshman
Executive Vice President-Finance and
Chief Financial Officer
(Principal Financial Officer and Duly
Authorized Officer)